UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11‑K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 1-2256

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXXONMOBIL SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXXON MOBIL CORPORATION

22777 Springwoods Village Parkway

Spring, Texas 77389-1425

EXXONMOBIL SAVINGS PLAN

EXXONMOBIL SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(millions of dollars)

	December 31,
	2024	2023
Assets

Investments, at fair value (Note 5):

Exxon Mobil Corporation common stock	7,165	7,330

Other investments	16,256	14,428

Other investments on loan	2	30

Total investments	23,423	21,788

Receivables:

Notes receivable from participants	118	126

Other receivables - including Denbury 401(k) Plan merger (Note 6)	169	3

Total receivables	287	129

Total assets	23,710	21,917

Liabilities

Payables and accrued liabilities	71	71
Payables for cash collateral on securities on loan	2	9

Total liabilities	73	80

Net assets available for benefits	23,637	21,837

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED 2024
(millions of dollars)

Contributions:

Employer	276
Participant	439
Transfers-in at fair value	33

Total contributions	748

Investment income/(loss):

Interest	150
Dividends	266
Net appreciation/(depreciation) in fair value of investments	2,594

Net investment income/(loss)	3,010

Interest income on notes receivable from participants	8
Transfer in from Denbury 401(k) Plan (Note 6)	163

Benefit payments	(2,129)

Net increase/(decrease)	1,800

Net assets available for benefits:

Beginning of year	21,837

End of year	23,637

The accompanying notes are an integral part of these financial statements.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1:  Description of the Plan

General

Active participants in the ExxonMobil Savings Plan ("Plan") are eligible employees of Exxon Mobil Corporation ("ExxonMobil" or the “Company") and certain affiliated employers.  The terms and conditions of the Plan are contained in the ExxonMobil Benefit Plans Common Provisions document, the ExxonMobil Savings Plan document, and the ExxonMobil Savings Trust document (collectively, the "Plan Document").  The Plan is an "employee pension benefit plan" described in Section 3(2) of the Employee Retirement Income Security Act of 1974 ("ERISA"), a "defined contribution plan" described in Section 3(34) of ERISA, and a non-leveraged Employee Stock Ownership Plan. The notes to the financial statements give a general description of the Plan. Participants should refer to the Plan Document for a more complete discussion of the Plan's provisions.

Contributions

The Plan permits participant contributions that range from 6 percent to 20 percent of each participant’s eligible pay. The Company matches only the minimum 6 percent contribution in an amount equal to 7 percent of a participant’s eligible pay.

Employees who are at least age 50 during the plan year and who maximize the combination of their regular pretax and Roth contributions may elect to make additional contributions.

Vesting

Participants are immediately vested in their contributions and all earnings.  Company contributions vest at 100 percent upon the earliest of completion of 3 years of vesting service, reaching age 65 while employed, or death while an employee.

Forfeitures

During 2024, employer contributions totaling $2.4 million were forfeited by terminating employees and used to offset employer contributions.

Other Plan Provisions

Other Plan provisions including eligibility, enrollment, participation, forfeiture, loans, benefit payments (including withdrawals and distributions), and investment options are described in the Plan Document.

Plan Termination

The Company may terminate or amend the Plan at any time.  In the event of termination, the net assets of the Plan will be distributed in accordance with ERISA.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 2:  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis.  Benefit payments are reported when paid.

Investment Valuation and Income Recognition

Investments are stated at fair value as described in Note 5.

Under the terms of its trust agreement, the Plan engaged in an authorized form of security lending activities during the year ended December 31, 2024. In accordance with the Savings Plan Securities Lending Agreement with The Northern Trust Company, the market value of the collateral held at the time of trade execution is required to be at least 102 percent of the market value of securities on loan or at least 105 percent if the collateral held and securities on loan are denominated in different currencies. The fair value of U.S. Government securities on loan was $2 million and $30 million, at December 31, 2024 and 2023, respectively. The securities on loan are reflected in the Statements of Net Assets Available for Benefits at December 31, 2024 and 2023 and the Schedule of Assets (Held At End Of Year). The value of cash collateral obtained and reinvested in short term investments is reflected as a liability on the Plan’s financial statements.

Purchases and sales of securities are recorded on a trade-date basis. "Dividends" only includes dividends on ExxonMobil stock, and any dividends related to the NT CCT equity funds are reflected as part of the "Net appreciation/(depreciation) in fair value of investments". "Interest" includes only interest from fixed income securities held in the Common Assets Portfolio and from short term cash investments. Interest related to the NT Bond Fund CCT is reflected as part of the "Net appreciation/(depreciation) in fair value of investments".

Net appreciation / depreciation in the current value of investments includes realized gains and losses on investments sold or disposed of during the year and unrealized gains and losses on investments held at year end.

Transfers-in at fair value include participant-initiated rollovers of certain distributions from other tax-qualified plans into the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits, liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

Risks and Uncertainties

The Plan participants invest in various investment options offered by the Plan.  Investments in these Plan-offered options are subject to various risks, such as interest rate, market value, and credit risks. Market risks include global events which could impact the value of investments securities, such as pandemics or international conflicts.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Expenses

Investment income from all sources is stated net of brokerage fees on purchases and sales of ExxonMobil common stock, administrative expenses and investment management fees.  Fees for delivery of checks that are expedited

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

upon request by participants and participant loan origination fees are charged to the participant’s account.  All other administrative fees are paid by the Company.  Administrative expenses are recorded when incurred.

Note 3:  Related Party and Party in Interest Transactions

During 2024, certain Plan investments were units of various funds managed by The Northern Trust Company, and therefore, purchases and sales of these investments qualified as party in interest transactions. The Northern Trust Company also provided custodial services to the Plan and acted as securities lending agent during the Plan year.

The Plan holds ExxonMobil common stock.  ExxonMobil is the employer of Plan participants and is the Plan sponsor, and any transactions in ExxonMobil common stock qualify as party in interest transactions.

Notes receivable from participants (participant loans) also qualify as party in interest transactions.

Note 4:  Tax Status

The Internal Revenue Service has determined and informed the Plan administrators by a letter dated August 7, 2017, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”).  The Plan has been amended since receiving the determination letter.  The Plan administrators and legal counsel believe the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC.  The Plan is subject to audit by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 5:  Fair Value Measurements

The authoritative guidance for fair value measurements provides a framework for measuring fair value. The framework establishes a three-level fair value hierarchy based on the nature of the information used to measure fair value.  The terms “Level 1” and “Level 2” are accounting terms that refer to different methods of valuing assets.  The terms do not represent the relative risk or credit quality of an investment.  The fair value hierarchies for the Plan assets are not a measure of the ability of the Plan to meet Plan benefit obligations.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value:

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5: Fair Value Measurements (continued)

			Fair Value Measurements at
			December 31, 2024 Using*
(millions of dollars)
Description of investments	Value		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)

ExxonMobil common stock	7,165		7,165	(1)
U.S. Government Securities	2,893				2,893	(2)
Corporate Debt Securities	34				34	(2)

Total	10,092		7,165		2,927

Common/Collective trusts (at net asset value)**:
S&P 500 Fund	6,991	(3)
Small & Mid Cap Fund	3,074	(3)
World Ex-US Equity Fund	1,798	(3)
Aggregate Bond Fund	1,172	(4)
Short term investments	296	(5)

Total	23,423

(1)     For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.
(2)     For U.S. government securities and corporate debt securities, fair value is based on observable inputs of comparable market transactions.
(3)     Investments in common and preferred stocks held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date. The fair value of the underlying securities owned by the common/collective trusts is based on observable quoted prices on an active exchange.
(4)     Investments in debt securities and fixed income assets held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date.
(5)     Short term investments held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date.

* There are no “Level 3” investments.
** Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statements of Net Assets.

EXXONMOBIL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Note 5: Fair Value Measurements (continued)

			Fair Value Measurements at
			December 31, 2023 Using*
(millions of dollars)
Description of investments	Value		Quoted Prices In Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)

ExxonMobil common stock	7,330		7,330	(1)
U.S. Government Securities	2,704				2,704	(2)
Corporate Debt Securities	422				422	(2)

Total	10,456		7,330		3,126

Common/Collective trusts (at net asset value)**:
S&P 500 Fund	5,652	(3)
Small & Mid Cap Fund	2,718	(3)
World Ex-US Equity Fund	1,720	(3)
Aggregate Bond Fund	1,076	(4)
Short term investments	166	(5)

Total	21,788

(1)     For ExxonMobil common stock, fair value is based on observable quoted prices on an active exchange.
(2)     For U.S. government securities and corporate debt securities, fair value is based on observable inputs of comparable market transactions.
(3)     Investments in common and preferred stocks held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date. The fair value of the underlying securities owned by the common/collective trusts is based on observable quoted prices on an active exchange.
(4)     Investments in debt securities and fixed income assets held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date.
(5)     Short term investments held in the form of units in common/collective trusts are redeemable daily at the unit value, including the measurement date.

* There are no “Level 3” investments.
** Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts in the Statements of Net Assets.

Note 6:  Denbury 401(k) Plan Merger

On November 2, 2023, Denbury merged with and into Exxon Mobil Corporation, and on December 31, 2024, the Denbury Inc. 401(k) Profit Sharing Plan (the "Denbury 401(k) Plan") merged into the ExxonMobil Savings Plan. At that time, the Denbury 401(k) Plan assets were valued at $163 million.

SCHEDULE H
EXXONMOBIL SAVINGS PLAN
SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2024

(a)	(b)	(c)			(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST	CURRENT
*					**	VALUE
		coupon	maturity	par/units
				(000's)		($000's)

U.S. GOVERNMENT SECURITIES

FEDERAL FARM CREDIT	5.000%	01/08/27	12,826	12,827
FANNIE MAE	4.920%	10/22/27	50,000	49,900
FANNIE MAE	4.950%	10/08/27	50,000	49,863
FEDERAL HOME LN BKS	5.280%	07/30/27	1,400	1,399
FEDERAL HOME LN BKS	4.900%	11/04/26	50,000	50,002
FEDERAL HOME LN BKS	5.550%	04/15/27	11,820	11,825
FEDERAL HOME LOAN MORTGAGE	4.900%	12/27/27	50,000	49,972
FEDERAL HOME LOAN MORTGAGE	5.000%	08/10/27	19,197	19,155
FNMA	4.660%	10/07/27	17,207	17,161
FREDDIE MAC	4.800%	12/17/27	50,000	49,889
FREDDIE MAC	4.850%	10/30/26	25,000	24,966
FREDDIE MAC	4.875%	10/15/27	60,000	59,881
FREDDIE MAC	5.000%	10/21/27	50,000	50,002
U.S SAVINGS BOND SERIES I	4.990%	10/01/32	219,030	219,030
U.S SAVINGS BOND SERIES EE	3.000%	03/01/38	143,925	143,925
U.S SAVINGS BOND SERIES I	6.000%	10/01/31	544,904	544,904
U.S SAVINGS BOND SERIES I	2.000%	05/01/44	239,642	239,642
U.S SAVINGS BOND SERIES I	4.580%	01/01/33	388,158	388,158
U.S SAVINGS BOND SERIES I	2.960%	01/01/43	30,667	30,667
U.S SAVINGS BOND SERIES I	3.260%	01/01/40	262,250	262,250
U.S SAVINGS BOND SERIES I	3.670%	02/01/39	285,887	285,887
U.S SAVINGS BOND SERIES I	4.180%	02/01/38	331,699	331,699

TOTAL U.S. GOVERNMENT SECURITIES				2,893,004

(a)	(b)	(c)			(d)	(e)
	IDENTITY OF ISSUE	DESCRIPTION OF INVESTMENT			COST	CURRENT
*					**	VALUE
		coupon	maturity	par/units
				(000's)		($000's)

	CORPORATE DEBT SECURITIES

	INTL BUSINESS	3.450%	02/19/26	2,500		2,467
	KENVUE INC SR NT	5.500%	03/22/25	2,056		2,060
	PFIZER INVESTMENT ENTER	4.650%	05/19/25	5,000		5,002
	PVTPL JACKSON NATL LIFE	5.500%	01/09/26	1,286		1,292
	WESTPAC BKG CORP	5.512%	11/17/25	3,000		3,025
	CDN IMPERIAL BK	2.250%	01/28/25	3,000		2,994
	MAGNA INTL INC	4.150%	10/01/25	880		876
	PRICELINE GROUP	3.650%	03/15/25	456		455
	UBS AG STAMFORD CT	7.950%	01/09/25	3,000		3,001
	ASCENSION HEALTH ALLIANCE	0.000%	01/28/25	13,038		12,989

	TOTAL CORPORATE DEBT SECURITIES					34,161

*	PARTICIPANT LOANS	3.75% to 10.25% Maturity from 1 to 120 months				118,166

	COMMON/COLLECTIVE TRUSTS

*	NT S&P 500 INDEX FUND			308		6,991,585

*	NT EXTENDED EQUITY MARKET INDEX FUND			2,359		3,073,614

*	NT WORLD EX-US INVESTABLE MARKET INDEX FUND			7,729		1,797,728

*	NT AGGREGATE BOND INDEX FUND			2,034		1,171,789

*	NT GOVERNMENT STIF FUND			294,353		294,353

*	NT CORE SL STIF FUND			1,545		1,545

	TOTAL COMMON/COLLECTIVE TRUSTS					13,330,614

	COMMON STOCK

*	EXXON MOBIL CORPORATION			66,609		7,165,092

	TOTAL ASSETS HELD					23,541,037
*    Party in interest as defined by ERISA
**    Cost information is not required for participant-directed investments and, therefore, is not included

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of ExxonMobil Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of ExxonMobil Savings Plan (the “Plan”) as of December 31, 2024 and 2023 and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i- Schedule of Assets (Held At End Of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP
Dallas, Texas
June 12, 2025

We have served as the Plan’s auditor since at least 1994. We have not been able to determine the specific year we began serving as auditor of the Plan.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

ExxonMobil Savings Plan

/s/ Joe Bob Allaire

Joe Bob Allaire
Administrator-Accounting

Dated: June 12, 2025

EXHIBIT INDEX

EXHIBIT

23	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm Dated June 12, 2025